UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2026

Mark Litton
President and Chief Executive Officer
LeonaBio, Inc.
18706 North Creek Pkwy, Suite 104
Bothell, WA 98011

Re: LeonaBio, Inc.
Registration Statement on Form S-3
Filed January 20, 2026
File No. 333-292826

Dear Mark Litton:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1. We note from your Current Report on Form 8-K filed December 18, 2025, as amended, that, in December 2025, you entered into an in-licensing agreement with Sermonix Pharmaceuticals, Inc. and that, pursuant to that agreement, you assumed the obligation for the ongoing phase 3 trial for lasofoxifene in the licensed territories; you assumed Sermonix's agreements with third parties, including contract manufacturers that have been supplying drug substances and drug products; and you are required to make payments to Sermonix's third party service providers. Please tell us whether you will be providing the Sermonix financial statements. If you will not be providing them, please tell us why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson at 202-551-8013 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Nordtvedt, Esq.